UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

CID HoldCo, Inc.

Full name of Registrant

N/A

Former name if Applicable

5661 S Cameron St, Suite 100

Address of Principal Executive Office (Street and number)

Las Vegas. Nevada 89118

City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CID HoldCo, Inc. (the “Registrant”) is unable to file with the U.S. Securities and Exchange Commission (the “SEC”) its Quarterly Report for the three months ended June 30, 2025 (the “Quarterly Report”) by the prescribed due date for such filing without unreasonable expense or effort. As stated in the Current Report on Form 8-K filed with the SEC on June 26, 2025, the Registrant announced that it had consummated the transactions contemplated by that certain Business Combination Agreement, dated March 18, 2024, by and among the Registrant, ShoulderUp Technology Acquisition Corp, a Delaware corporation, ShoulderUp Merger Sub, Inc., a Delaware corporation, SEI Merger Sub, Inc., a Delaware corporation and SEE ID, Inc., a Nevada corporation. The Registrant was unable to finalize its financial results for the three months ended June 30, 2025, because the Registrant desires to have the Quarterly Report accurately reflect the foregoing matters and to allow additional time for the audit committee to review the Quarterly Report following recent changes in the members of the audit committee of the board of directors, as reported in the Current Report on Form 8-K filed with the SEC on August 15, 2025,. The Registrant, therefore, requires additional time to complete the Quarterly Report. The Registrant, however, expects to file its Quarterly Report within five calendar days thereof.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Edmund Nabrotzky	(303)	332-4122
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CID HoldCo, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2025	By:	/s/ Edmund Nabrotzky
Edmund Nabrotzky
Chief Executive Officer

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